

Mail Stop 4720

September 28, 2017

Yu Cong
Chief Financial Officer
Yirendai Ltd.
10/F, Building 9,91 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

>   **Re: Yirendai Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed April 24, 2017**
>   **Response Dated September 1, 2017**
>   **File No. 001-37657**

Dear Mr. Cong:

We have reviewed your September 1, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 4. Information on the Company – Organizational Structure, page 77

1. Please revise the diagram illustrating your corporate structure and the discussion which follows in future filings to incorporate all of your consolidated entities, including the ABFEs discussed on page F-10.

Item 5. Operating and Financial Review and Prospects, page 83

2. We note your response to comment 3. Please revise your disclosure of loans facilitated by channel on page 54 and by grade on page 89 or similar disclosure in future filings to present

the percentage of the total amount of originations for each channel or grade. Also, to the extent changes or trends in originations by channel or grade result in an impact on your origination volume and/or financial results, please provide appropriate discussion and analysis.

3. We note your response to comment 3. To the extent changes or trends in maturities of your loans result in an impact on your origination volume and/or financial results, please revise future filings to provide appropriate discussion and analysis.

4. We note your responses and proposed disclosure to comments 4 and 5. Please revise future filings to provide appropriate discussion and analysis of any significant changes or trends in new investors and borrowers.

Transaction Fees, page 91

5. We note your reference on page 96 to increased weighted average transaction fee rates in 2016. Please revise future filings to disclose the weighted average transaction fee rate for each period presented and provide appropriate discussion and analysis of any significant changes or trends.

Consolidated Financial Statements

Note 15 – Commitments and contingencies, Contingencies, page F-42

6. We note your response to comment 14 and your proposed revised disclosure. Please note that the guidance in ASC 450-20-50 specifically refers to reasonably possible losses. Accordingly, please clarify for us and revise your disclosure in future filings to clearly disclose:

- The amount or range of reasonably possible losses in addition to amounts accrued, or
- That reasonably possible losses cannot be estimated, or
- That any reasonable possible losses in addition to the amounts accrued is not material to your financial statements.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services